

June 16, 2009

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

     Re: **Blacksands Petroleum, Inc.**
              Form 10-KSB for the Fiscal Year Ended October 31, 2007
              Filed January 29, 2008
              Form 10-Q for the Quarterly Period Ended January 31, 2008
              Filed March 24, 2008
              Response Letter Dated May 15, 2008
              Response Letter Dated August 18, 2008
              Form 10-Q for the Quarterly Period Ended July 31, 2008
              Filed September 15, 2008
              Response Letter Dated October 20, 2008
              Response Letter Dated December 19, 2008
              Response Letter Dated February 20, 2009
              Form 10-K for the Fiscal Year Ended October 31, 2008
              Filed February 20, 2009
              Form 10-Q for the Quarterly Period Ended January 31, 2009
              Filed March 20, 2009
              Response Letter Dated May 8, 2009
              Form 10-K/A for the Fiscal Year Ended October 31, 2008
              Filed May 29, 2009
              Form 10-Q/A for the Quarterly Period Ended January 31, 2009
              Filed May 29, 2009
              Response Letter Dated June 10, 2009
              File No. 000-51427

Dear Mr. Parisotto:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief